
August 12, 2011

<u>Via E-mail</u>
Georges Benarroch
President, Chief Executive Officer and
Acting Chief Financial Officer
Kyto Biopharma, Inc.
B1-114 Belmont Street
Toronto, Ontario, Canada M5R 1P8

>**Re:**   **Kyto Biopharma, Inc.**
>**Form 10-K for the Fiscal Year Ended March 31, 2011**
>**Filed June 29, 2011**
>**File No. 000-50390**

Dear Mr. Benarroch:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed June 29, 2011

Research and Development Programs, page 4

1. We note that in the table on page 4 of your filing, you reference Medarex Inc. Please amend your filing to explain your relationship with Medarex Inc. and any material agreements you may have with the company. Please be sure to describe the material terms of the agreements, including but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Also, please file any material agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Patents, page 5

2. We note that you have filed a number of patent applications in the United States, the PCT Member Countries, Japan and in most other jurisdictions and that to date, 18 patents have been issued. Please amend your filing to describe the expiration dates of your material issued patents and whether you own or license the patent. For the patents that you license, please identify from whom you license each patent. We also note that there are some patents which you acquired in 1999 and in 2010 that you later determined were impaired. If any of these patents are ones identified in the patent table, please remove them from the table. Also, for your material patent applications, please describe the project covered by such patent application and the jurisdiction in which you have applied for patent protection.

Plan of Operation, page 11

3. We note that on February 10, 2010, you entered into a licensing agreement with the Research Foundation of the State University of New York ("RFSUNY"). Please amend your filing to describe the material terms of the agreement, including but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Since the duration of the agreement is conditioned on the expiration of the patent rights, please disclose the duration of the patents. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Identify Directors and Executive Officers, page 19

4. Please amend your filing to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director as required under Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 23

5. We note that on March 31, 2011, you owed $1,066,096 to a related party director. We also note that during the year ended March 31, 2001, you entered into an agreement with a vendor who is also a principal stockholder for services totaling $200,000. Please amend your filing to identify the related party director and the vendor who is also a principal stockholder.

Exhibit 31.2
CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

6. Please amend your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib, Attorney Advisor, at (202) 551-3170 or Jeffrey Riedler, Assistant Director at (202) 551-3715 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief